# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ClimateRock, CIK 0001903392
CUSIP: G2311X100
Title of class of securities: Class A Ordinary Shares, par value $0.0001
Address of issuer's principal executive offices: 1555 POST ROAD EAST, SUITE 202, WESTPORT, Connecticut (CT), 06880
Date of event which requires filing of this statement: 06/18/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001584639-24-000003
Filed by CIK 0001584639

## Reporting persons
- Yakira Capital Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Yakira Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MAP 136 Segregated Portfolio: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- YP Management, L.L.C.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bruce M. Kallins: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: ClimateRock
Address of issuer's principal executive offices: 1555 POST ROAD EAST SUITE 202 WESTPORT, CT, 06880

## Item 2. Person Filing
Name of person filing:
i) Yakira Capital Management, Inc. (the "Investment Manager")
ii) Yakira Partners, L.P. (the "Domestic Fund")
iii) MAP 136 Segregated Portfolio ("MAP 136" and, collectively with the Domestic Fund and the Offshore Fund, the "Funds")
iv) YP Management, L.L.C. (the "General Partner")
v) Bruce M. Kallins
Address of principal business office or, if none, residence: 1555 Post Road East, Suite 202, Westport, CT 06880
Citizenship:
Yakira Capital Management, Inc. and Yakira Partners L.P. are Delaware entities.
MAP 136 Segregated Portfolio is a Cayman Island entity.
YP Management, L.L.C. is a New York entity.
Bruce M. Kallins is a U.S. Citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0%

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Yakira Capital Management, Inc.: /s/ Bruce M. Kallins, Bruce M. Kallins / Authorized Signatory (06/23/2025)
- Yakira Partners, L.P.: /s/ Bruce M. Kallins, Bruce M. Kallins / Authorized Signatory (06/23/2025)
- MAP 136 Segregated Portfolio: /s/ Bruce M. Kallins, Bruce M. Kallins / Authorized Signatory (06/23/2025)
- YP Management, L.L.C.: /s/ Bruce M. Kallins, Bruce M. Kallins / Managing Member (06/23/2025)
- Bruce M. Kallins: /s/ Bruce M. Kallins, Bruce M. Kallins / Managing Member (06/23/2025)
Comment: Comments accompanying signature: Bruce M. Kallins is a controlling shareholder of Yakira Capital Management, Inc. ("Investment Manager") and as such an authorized signatory on behalf of the Investment Manager and its funds: Yakira Partners, L.P. and MAP 136 Segregated Portfolio.